Exhibit 99.1

IR-390

FANHUA Files Annual Report on Form 20-F on April 29, 2024 and Announces Adoption
of Semi-annual Financial Results Reporting Schedule

GUANGZHOU, China, April 30, 2024, Eastern Standard Time, (GLOBE NEWSWIRE) FANHUA Inc. (Nasdaq: FANH) (the “Company” or “FANHUA”), a leading independent technology-driven financial services provider in China, today announced that it has filed its 2023 annual report on Form 20-F (the “2023 20-F”), which contains its audited financial statements for the fiscal year ended December 31, 2023, with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2024. The 2023 20-F can be accessed on the SEC’s website at http://www.sec.gov as well as on the Investor Relations page of the Company’s website at http://ir.fanhgroup.com/financial-information/sec-filings. Hard copies of the annual report are available, free of charge, to its shareholders upon request.

Additionally, the board of directors of the Company (the “Board”) has approved the adoption of a semi-annual financial results reporting schedule. Going forward, the Company will report its financial results semi-annually and annually instead of on a quarterly basis. The Company expects its next financial results announcement for the first half of 2024 to be made in the third quarter of 2024.

The Board believes that the change of reporting schedule will allow management to focus on implementing and assessing the effectiveness of the Company’s long-term strategies, reinforcing the Company’s commitment to delivering sustainable value to shareholders, while maintaining transparency and compliance with relevant regulatory requirements.

About FANHUA

Established in Guangzhou in 1998 and listed on NASDAQ in 2007 (Nasdaq: FANH), FANHUA is a leading independent financial services provider in China with strong technology capabilities and a commitment to empowering financial advisors and fostering sustained value creation for customers.

Our mission revolves around creating an inclusive and collaborative platform for independent financial advisors, as well as various insurance/financial sales organizations, enabling our partners to optimize their practices by offering them end-to-end business solutions spanning compliance, technology, products, services, operations, capital flow, and professional training. Leveraging advanced technology, artificial intelligence, and data-driven insights, Fanhua is at the forefront of revolutionizing financial services delivery, accelerating digital transformation, and driving industry growth.

With a comprehensive approach to financial services, we connect millions of Chinese families with various financial institutions and service providers, offering a diverse range of opportunities and personalized solutions for insurance protection, retirement planning, health management, asset management, and family governance services, covering the full lifecycle of our customers’ needs.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will”, “expects”, “believes”, “anticipates”, “intends”, “estimates” and similar statements. Among other things, management’s quotations contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about FANHUA and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and FANHUA undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although FANHUA believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by FANHUA is included in FANHUA’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

FANHUA Inc.

Investor Relations

Tel: +86 (20) 8388-3191

Email: ir@fanhgroup.com

Source: FANHUA Inc.